

Mail Stop 4720

May 12, 2016

Jonathan Adams
Chief Executive Officer
Nanoantibiotics, Inc.
100 Cummings Center, Suite 247-C
Beverly, Massachusetts 01915

> **Re:** **NanoAntibiotics, Inc.**
> **Current Report on Form 8K**
> **Filed April 15, 2016**
> **File No. 000-55292**
>
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 21, 2016**
> **File No. 000-55292**

Dear Mr. Adams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Current Report on Form 8-K

1.   It appears that immediately before the acquisition of LAT Pharma, LLC you were a shell company, as defined in Rule 12b-2 under the Exchange Act. Please amend your Form 8-K to provide the information that would be required to register a class of securities under Section 12 of the Exchange Act using Form 10, including historical financial statements and pro forma financial information giving effect to the acquisition. Please refer to Section II.D.3 of SEC Release No. 34-52038 and Items 2.01(f), 5.01(a)(8), 5.06 and 9.01 of Form 8-K. Alternatively, please explain why you believe this disclosure is not required.

Item 2.01

2. Please tell us how you plan to account for the merger with LAT Pharma LLC.

3. Tell us if Weinberg & Baer LLC will continue as your auditors as reported in your Form 10-K filed October 1, 2015. If not, please file an Item 4.01 Form 8-K within four days of the date of this letter to report the change in auditors and provide all the information required by Item 304 of Regulation S-K.

Preliminary Information Statement on Schedule 14C

4. We note that the subject action relates to an amendment to your articles of incorporation to change your name as a result of the merger involving LAT Pharma, LLC on April 19, 2016. Since shareholders will not have an opportunity to vote on the transaction, please revise your information statement on Schedule 14C to include all of the information required by Items 11, 13 and 14 of Schedule 14A, as applicable. Please refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

5. We note that the name change was approved by written consent of shareholders holding approximately 60% of your outstanding capital stock. Please identify the shareholders who provided written consent, the percentage of votes each represents, and their relationship with the company. Please also explain to us how the consents were obtained from these shareholders and your analysis as to whether such activities constitute a solicitation of proxies within the meaning of Rule 14a-1(l) of the Exchange Act. Lastly, please tell us if your table on page 5 includes all holders known to the company to be the beneficial owners of more than five percent of any class of the company's voting securities, and if not, please revise to include all such holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tara Keating Brooks at (202) 551-8336 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Office of Healthcare and Insurance

cc: Peter Campitiello, Esq., Kane Kessler, P.C.